Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

	Name	Jurisdiction
1.	Zoom Solutions, Inc.	Delaware
2.	Zoom Payment Solutions, Inc.	Nevada
3.	Zoom Auto Solutions, Inc.	Delaware
4.	Zoom Blockchain Solutions, Inc.	Delaware
5.	Zoom Cloud Solutions, Inc.	Delaware